Exhibit 6.8

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made the 22nd day of November, 2015, to become effective as of the Effective Date (as hereinafter defined and subject to the contingencies provided herein), by and between CBC National Bank, a national banking association (the “Employer”) and Adam Woods, a resident of the State of Florida (the “Executive”).

BACKGROUND:

Pursuant to the terms of that certain Agreement and Plan of Merger, dated November 20, 2015 (the “Merger Agreement”), between Coastal Banking Company, Inc. and First Avenue National Bank (“Target Bank”) pursuant to which, subject to the conditions and contingencies set forth therein, Target Bank will be merged with and into the Employer, with the Employer as the surviving entity (the “Merger Transaction”).

The Employer and the Executive now desire to enter into this Agreement, which is to become effective as of the Effective Date (as defined in the Merger Agreement), subject to the consummation of the Merger Transaction on or before April 15, 2016 and the Executive’s continued employment with Target Bank through and until the Effective Date.

The Employer and the Executive intend that this Agreement embodies the complete terms and conditions of the Executive’s employment with the Employer and supersedes all prior employment and similar agreements between the Executive and the Employer (and/or their Affiliates), as set forth more specifically below.

AGREEMENT:

In consideration of the above premises and the mutual agreements hereinafter set forth, effective as of the Effective Date, the parties hereby agree as follows:

1.           Duties.

1.1           Position.  The Executive shall be employed as the Market Executive of the Employer, subject to the direction of the Chief Executive Officer of the Employer, and shall perform and discharge faithfully the duties and responsibilities which may be assigned to the Executive from time to time in connection with the conduct of the businesses.  The duties and responsibilities of the Executive shall be commensurate with a like position at a financial institution comparable in size to the Employer.  The Executive shall discharge his duties and responsibilities at any location in Marion County as the Chief Executive Officer of the Employer may direct.  The Executive shall report to the Employer’s Senior Lender.

1.2           Full-Time Status. In addition to the duties and responsibilities specifically assigned to the Executive pursuant to Section 1.1 hereof, the Executive shall:

(a)           subject to Section 1.3, devote substantially all of the Executive’s time, energy and skill during regular business hours to the performance of the duties of the Executive’s employment (reasonable vacations and reasonable absences due to illness excepted) and faithfully and industriously perform such duties;

(b)           diligently follow and implement all reasonable and lawful management policies and decisions communicated to the Executive by the Chief Executive Officer of the Employer; and

(c)           timely prepare and forward to the Chief Executive Officer of the Employer all reports and accountings as may be requested of the Executive.

1.3
Permitted Activities. The Executive shall devote substantially all of the Executive’s business time, attention and energies to the business of the Employer, but as long as the following activities do not interfere with the Executive’s obligations to the Employer, this shall not be construed as preventing the Executive from:

(a)           investing the Executive’s personal assets in any manner which will not require any services on the part of the Executive in the operation or affairs of the entity and in which the Executive’s participation is solely that of an investor; provided that such investment activity shall not result in his owning beneficially at any time five percent (5%) or more of the equity securities of any Competing Business; or

(b)           participating in civic and professional affairs and organizations and conferences, preparing or publishing papers or books, teaching or serving on the board of directors of an entity so long as the Chief Executive Officer of the Employer approves in writing of such activities prior to the Executive’s engaging in them; provided further, that the Chief Executive Officer of the Employer may direct the Executive in writing to resign from any such organization and/or cease such activities should the Chief Executive Officer reasonably conclude that continued membership and/or activities of the type identified would not be in the best interests of the Employer.  It is intended that the civic organizations that are currently participated in by the Executive shall be deemed acceptable to the Employer.

2.           Term.            This Agreement shall remain in effect for a one-year period commencing as of the Effective Date (the “Term”).  On each anniversary of the Effective Date, the Term shall be extended for a successive twelve-month period, unless and until either party gives notice of non-renewal to the other at least ninety (90) days prior to the expiration of the Term then in effect, in which case this Agreement shall terminate at the end of the Term then in effect, subject to earlier termination in connection with the termination of the Executive’s employment pursuant to Section 4 hereof.  In the event that either party provides timely notice of non-renewal of the Agreement, but the Executive continues to provide services to the Employer as an employee following the expiration of the Term, such post-expiration employment shall be deemed to be performed on an “at-will” basis and either party may thereafter terminate such employment with or without notice and for any or no reason and without any obligations determined by reference to this Agreement.  In the event the Agreement does not become effective by April 15, 2016, the Agreement shall become null and void upon the close of business on April 16, 2016.

3.           Compensation.  The Employer shall pay the Executive the following during the Term, except as otherwise provided below:

3.1           Annual Base Salary.  The Executive shall be compensated at an annual base rate of One Hundred Forty Eight Thousand Four Hundred Dollars ($148,400) (the “Annual Base Salary”). The Executive’s Annual Base Salary shall be reviewed by the Senior Lender annually for possible increases, as determined by the Senior Lender based on an evaluation of the Executive’s performance.  The Executive’s Annual Base Salary shall be payable in accordance with the Employer’s normal payroll practices.

3.2           Annual Incentive Compensation.

(a)           The Executive shall be eligible to receive annual bonus compensation, if any, as may be determined by, and based on performance measures established by, the Board of Directors upon the recommendation of the Compensation Committee of the Board of Directors (the “Committee”) consistent with the Employer’s strategic planning process and in consultation with the Executive, pursuant to any incentive compensation program as may be adopted from time to time by the Board of Directors, based on recommendations by the Committee (an “Annual Bonus”).

(b)           Any Annual Bonus earned shall be payable in cash in the year following the year in which the bonus is earned in accordance with the Employer’s normal practices and conditions for the payment of short-term incentives.  The payment of any Annual Bonus shall be subject to any approvals or non-objections required by any federal or state level regulator of the Employer, and the obligation to pay any such Annual Bonus shall be rendered null and void to the extent the same is then prohibited by any applicable law or regulatory restriction thereafter enacted by a federal or state level regulatory agency.

3.3           Equity Compensation.  The Executive shall be entitled to such long-term equity incentive awards in the discretion of the Board of Directors of the Company (or any committee thereof) based upon and/or subject to any performance measures as may be established by the granting entity; provided, however, that, in general, awards shall be made at such times and shall be subject to such terms and conditions that are no less favorable than awards granted to similarly situated executives.

3.4           Signing Bonus.  The Executive shall be entitled to a signing bonus payable in a lump sum thirty (30) days after closing of the Merger Transaction in the amount of Twenty Thousand Dollars ($20,000), provided the Executive continues in the employment of the Employer through the payment date.

3.5           Vacation.  The Executive shall be entitled to paid vacation in accordance with the Employer’s vacation policy as the same may be in effect from time to time during the Term, but in no event shall such vacation time be less than four (4) weeks annually.

3.6           Business and Professional Education Expenses; Memberships.  The Employer specifically agrees to reimburse the Executive, in accordance with the reimbursement policies from time to time adopted by the Board of Directors, for reasonable and necessary business expenses (including travel) incurred by the Executive in the performance of his duties hereunder; provided, however, that the Executive shall, as a condition of any such reimbursement, submit verification of the nature and amount of such expenses in accordance with such reimbursement policies and in sufficient detail to comply with rules and regulations promulgated by the United States Treasury Department.  The Executive acknowledges that the Employer makes no representation with respect to the taxability or non-taxability of the benefits provided under this Section 3.6.

3.7           Benefits.  In addition to the benefits specifically described in this Agreement, the Executive shall be entitled to such benefits as may be available from time to time to similarly situated employees.  All such benefits shall be awarded and administered in accordance with the Employer’s standard policies and practices.

3.8           Withholding.  The Employer may deduct from each payment of compensation hereunder all amounts required to be deducted and withheld in accordance with applicable federal and state income, FICA and other withholding requirements.

3.9           Reimbursement of Expenses; In-Kind Benefits.  All expenses eligible for reimbursements described in this Agreement must be incurred by the Executive during the Term of this Agreement to be eligible for reimbursement.  All in-kind benefits described in this Section 3 must be provided by the Employer during the Term of this Agreement.  The amount of reimbursable expenses incurred, and the amount of in-kind benefits provided, in one taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits provided, in any other taxable year.  Each category of reimbursement shall be paid as soon as administratively practicable, but in no event shall any such reimbursement be paid after the last day of the calendar year following the calendar year in which the expense was incurred.  Neither rights to reimbursement nor in-kind benefits are subject to liquidation or exchanges for other benefits.

3.10           Clawback of Incentive Compensation.  The Executive agrees to repay any compensation previously paid or otherwise made available to the Executive under this Agreement that is subject to recovery under any applicable law (including any rule of any exchange or service through which the securities of the Employer or any affiliate are then traded), including, but not limited to, the following circumstances:

(a)           where such compensation constitutes “excessive compensation” within the meaning of 12 C.F.R. Part 30, Appendix A;

(b)           where the Executive has been found guilty of committing or violating, the respective acts, omissions, conditions, or offenses outlined under 12 C.F.R. Section 359.4(a)(4); and

(c)           if the Employer becomes, and for so long as the Employer remains, subject to the provisions of 12 U.S.C. Section 1831o(f), where such compensation exceeds the restrictions imposed on the senior executive officers of such an institution.

The Executive agrees to return promptly any such compensation identified by the Employer by written notice provided pursuant to Section 12.  If the Executive fails to return such compensation promptly, the Executive agrees that the amount of such compensation may be deducted from any and all other compensation owed to the Executive by the Employer.  If the Executive is then employed by the Employer, the Executive acknowledges that the Employer may take appropriate disciplinary action (up to, and including, Termination of Employment) if the Executive fails to return such compensation.  The Executive acknowledges the Employer’s rights to engage in any legal or equitable action or proceeding in order to enforce the provisions of this Section 3.10 and the Employer acknowledges the Executive’s rights to engage in legal or equitable proceedings to enforce the compliance with this Section 3.10.  The provisions of this Section 3.10 shall be modified to the extent, and remain in effect for the period, required by applicable law.

4.           Termination; Suspension or Reduction of Benefits.

4.1           Termination of Employment.  During the Term, the Executive’s Termination of Employment under this Agreement may only occur as follows:

(a)           By the Employer:

(1)  for Cause as set forth herein;

(2)  upon expiration of the Disability Period; or

(3)  without Cause; provided that the Employer shall give the Executive at least sixty (60) days’ prior written notice of its intent to terminate.

(b)           By the Executive for any reason, provided that the Executive shall give the Employer at least sixty (60) days’ prior written notice of his intent to terminate.

(c)           At any time upon mutual, written agreement of the parties.

(d)           Upon expiration, including non-renewal, of the Term.

(e)           Notwithstanding anything in this Agreement to the contrary, the Term shall end automatically upon the Executive’s death.

4.2           Severance.  If, during the Term [but prior to, or more than twelve (12) months following, a Change in Control], the Executive experiences a Termination of Employment by the Employer without Cause pursuant to Section 4.1(a)(3), the Executive shall receive as liquidated damages, in lieu of all other claims and payments under this Agreement an amount equal to one (1) times the Annual Base Salary in effect as of the effective date of the Termination of Employment.  Any severance payable pursuant to this Section 4.2 shall be paid in substantially equal monthly increments in cash or cash equivalents over a period of twelve (12) months in accordance with the Employer’s regular payroll practices, commencing with the first payroll date that is more than sixty (60) days following the date of the Executive’s Termination of Employment.

4.3           Change in Control Retention Payment.  If the Executive remains in the continuing employment of the Employer (or its successors) for a period of twelve (12) months following the effective date of a Change in Control, or experiences a Termination of Employment by the Employer without Cause pursuant to Section 4.1(a)(3) during such period of twelve (12) months, the Executive shall receive from the Employer an amount equal to One Hundred Forty Thousand Dollars ($140,000).  In the event such amount described in this Section 4.3 becomes payable because of the Executive’s Termination of Employment by the Employer without Cause, such amount shall be paid as liquidated damages in lieu of all other claims and payments under this Agreement.  Any amount payable pursuant to this Section 4.3 shall be paid in a lump sum in cash or cash equivalents on the first payroll date that is more than sixty (60) days following the earlier of the date of the Executive’s Termination of Employment or the end of the twelve-month period described above.

4.4           Effect of Termination of Employment.

(a)           Upon Executive’s Termination of Employment hereunder for any reason, the Employer shall have no further obligations to the Executive or the Executive’s estate with respect to this Agreement, except for the payment of any amount earned and owing under Section 3 through the effective date of the termination of the Agreement and, if applicable, any payments set forth in Section 4.2 or Section 4.3, if applicable.

(b)           Notwithstanding any other provision of this Agreement to the contrary, as a condition of the Employer’s payment of any amount in connection with the Executive’s Termination of Employment, the Executive must execute, and not timely revoke during any revocation period provided pursuant to such release, a release agreement in the form provided by the Employer, which form shall be reasonable and consistent with customary practices in the banking industry.  The Employer shall provide the release to the Executive in sufficient time so that if the Executive timely executes and returns the release, the revocation period will expire no later than sixty (60) days following the effective date of the Termination of Employment.

(c)           Notwithstanding any provision in the Agreement to the contrary, to the extent necessary to avoid the imposition of tax on the Executive under Code Section 409A, any payments that are otherwise payable to the Executive within the first six (6) months following the effective date of Termination of Employment, shall be suspended and paid as soon as practicable following the end of the six-month period following such effective date if, immediately prior to the Executive’s Termination of Employment, the Executive is determined to be a “specified employee” (within the meaning of Code Section 409A(a)(2)(B)(i)) of the Employer (or any related “service recipient” within the meaning of Code Section 409A and the regulations thereunder).  Any payments suspended by operation of the foregoing sentence shall be paid as a lump sum within thirty (30) days following the end of such six-month period.  Payments (or portions thereof) that would be paid latest in time during the six-month period will be suspended first.

(d)           Notwithstanding anything contained in this Agreement to the contrary, no payments shall be made pursuant to Section 4 or any other provision herein in contravention of  the requirements of Section 18(k) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1828(k)).

4.5           Golden Parachute Limitations.  Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement or otherwise payable to the Executive by the Employer would be an “excess parachute payment,” within the meaning of Code Section 280G, but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an excess parachute payment; provided, however, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payment and benefits to be provided, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Code Section 4999, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes).  Whether requested by the Executive or the Employer, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence will be made at the expense of the Employer by the Employer’s independent accountants.   In the event the Aggregate Payments are required to be reduced pursuant to this Section, the Aggregate Payments will be reduced by category in the following order:  (a) cancellation of accelerated vesting of equity awards; (b) reduction or elimination of cash severance benefits that are subject to Code Section 409A; (c) reduction or elimination of cash severance benefits that are not subject to Code Section 409A; (d) reduction or elimination of any remaining portion of the Aggregate Payments that are subject to Code Section 409A; and (e) reduction or elimination of any remaining portion of the Aggregate Payments that are not subject to Code Section 409A.  In the event that acceleration of vesting of equity award compensation is to be cancelled, such acceleration of vesting will be cancelled in the reverse order of the date of grant of the Executive’s equity awards.  Within each other category, cash payments and payments with respect to any equity award will be reduced pro rata based on the portion of cash or other payment with respect to the Aggregate Payments, in each case beginning with payments that would otherwise be made last in time; provided that in no event shall the cash portion of the Aggregate Payments be less than the amount of federal and state income tax withholding owed by the Executive with respect to the Aggregate Payments.

4.6           Regulatory Limitations.

(a)           FDIC Golden Parachute Limitations.  Notwithstanding anything contained in this Agreement to the contrary, no payments shall be made pursuant to this Agreement or otherwise in contravention of the requirements of Section 2[18(k)] of the FDIA (12 U.S.C. 1828(k)) and Part 359 of the Federal Deposit Insurance Corporation (“FDIC”) Rules and Regulations, 12 C.F.R. 359 (collectively, the “FDIC Golden Parachute Restrictions”).  In the event any such payments become due and payable under this Agreement at a time when such payments would constitute “golden parachute payments,” other than “golden parachute payments,” for which the concurrence or consent of the appropriate federal banking agency has been received as contemplated by the FDIC Golden Parachute Restrictions, the obligation on the part of the Employer to make any such payments shall become null and void.  The Employer shall have a duty to act in good faith to obtain consent and/or concurrence by the FDIC for such payments if it is determined that the same would constitute golden parachute payments.

(b)           Other Bank Regulatory Limitations.  If the Executive is removed from office and/or permanently prohibited from participating in the conduct of the affairs of any depository institution by an order issued under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the effective date of such order, except for the payment of Annual Base Salary due and owing under Section 3.1 on the effective date of said order, and reimbursement under Section 3.6 of expenses incurred as of the effective date of termination.  If the Executive is suspended from office and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to suspend all obligations of the Employer under this Agreement as of the date of service, unless stayed by appropriate proceedings.  If the charges in the notice are dismissed, the Employer shall reinstate prospectively any of its obligations which were suspended.  If the FDIC is appointed receiver or conservator under Section 11(c) of the FDIA (12 U.S.C. 1821(c)) of the Company or any depositary institution controlled by the Company, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such receivership or conservatorship, other than any rights of the Executive that vested prior to such appointment.  If the Employer is in default (as defined in Section 3(x)(1) of the FDIA), all obligations under this Agreement shall terminate as of the date of default, but the vested rights of the parties shall not be affected.  If the FDIC provides open bank assistance under Section 13(c) of the FDIA (12 U.S.C. 1823(c)) to the Company or any depositary institution controlled by the Company, but excluding any such assistance provided to the industry generally, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such assistance, other than any rights of the Executive that vested prior to the FDIC action.  If the FDIC requires a transaction under Section 13(f) or 13(k) of the FDIA (12 U.S.C. 1823(f) and (k)) by the Company or any depository institution controlled by the Company, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such transaction, other than any rights of the Executive that vested prior to the transaction.  Notwithstanding the foregoing provisions of this Section 4.6(b), any vested rights of the Executive may be subject to such modifications that are consistent and mandated with the authority of the FDIC.

(c)           State Banking Limitations.  All obligations under this Agreement are further subject to such conditions, restrictions, limitations and forfeiture provisions as may separately apply pursuant to any applicable state banking laws.

5. Employer Information.

5.1           Ownership of Employer Information.   All Employer Information received or developed by the Executive or by the Employer while the Executive is employed by the Employer will remain the sole and exclusive property of the Employer.

5.2           Obligations of the Executive.  The Executive agrees:

(a)   to hold Employer Information in strictest confidence;

(b)   not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Employer Information or any physical embodiments of Employer Information to any unauthorized recipient; and

(c)   in any event, not to take any action causing or fail to take any action necessary in order to prevent any Employer Information from losing its character or ceasing to qualify as Confidential Information or a Trade Secret;

provided, however, that none of the foregoing obligations shall preclude the Executive from making any disclosures of Employer Information required by law.  In the event that the Executive is required by law to disclose any Employer Information, the Executive will not make such disclosure unless (and then only to the extent that) the Executive has been advised by independent legal counsel that such disclosure is required by law and then only after prior written notice is given to the Employer when the Executive becomes aware that such disclosure has been requested and is required by law.  This Section 5 shall survive following termination of this Agreement for any reason for so long as is permitted by applicable law.

5.3           Delivery upon Request or Termination.  Upon request by the Employer, and in any event upon the Executive’s Termination of Employment with the Employer, the Executive will promptly deliver to the Employer all property belonging to the Employer and its Affiliates, including, without limitation, all Employer Information then in the Executive’s possession or control.

6. Non-Competition.  The Executive agrees that during the Executive’s employment by the Employer hereunder and for the duration of the Post Termination Period following any termination of employment while the Agreement is in effect, the Executive will not (except on behalf of or with the prior written consent of the Employer), within the Area, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, perform for any Competing Business any services which are the same as or essentially the same as the services the Executive provided for the Employer.

7. Non-Solicitation of Customers.  The Executive agrees that during the Executive’s employment by the Employer hereunder,  and in the event of the Executive’s termination of employment while the Agreement is in effect, regardless of the reason, for the duration of the Post Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the Executive’s own behalf or in the service or on behalf of others, solicit, divert or appropriate or attempt to solicit, divert or appropriate, any business from any of the Employer’s customers within the Area with whom the Executive has or had Material Contact for purposes of providing products or services that are competitive with those provided by the Employer in connection with the Business of the Employer.

8. Non-Solicitation of Employees. The Executive agrees that during the Executive’s employment by the Employer hereunder, and in the event of the Executive’s termination of employment while the Agreement is in effect, regardless of the reason, for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the Executive’s own behalf or in the service or on behalf of others, solicit, recruit or hire away or attempt to solicit, recruit or hire away, any employee of the Employer with whom the Executive worked during the last twelve (12) months of the Executive’s employment with the Employer, whether or not such employee is a full-time employee or a temporary employee of the Employer, such employment is pursuant to written agreement, for a determined period, or at will.

9. Remedies.  The Executive agrees that the covenants contained in Sections 5 through 8 of this Agreement are of the essence of this Agreement; that each of the covenants is reasonable and necessary to protect the business, interests and properties of the Employer, and that irreparable loss and damage will be suffered by the Employer should the Executive breach any of the covenants and agreements; that each of such covenants and agreements is separate, distinct and severable not only from the other of such covenants and agreements but also from the other and remaining provisions of this Agreement; that the unenforceability of any such covenant or agreement shall not affect the validity or enforceability of any other such covenant or agreements or any other provision or provisions of this Agreement.  Therefore, the Executive agrees and consents that, in addition to all the remedies provided by law or in equity, the Employer shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of the covenants.  Furthermore, in addition to any other remedies, the Executive agrees that any violation of the covenants in Sections 5 through 8 will result in the immediate forfeiture of any remaining payment that otherwise is or may become due under Section 4.2 or 4.3, if applicable.  The Executive further agrees that should the Executive breach any of the covenants contained in Sections 5 through 8 of this Agreement, the Executive shall repay to the Employer any amounts previously received by the Executive pursuant to Section 4 that are attributable to that portion of the payments paid for the period during which the Executive was in breach of any of the covenants.  The Employer and the Executive agree that all remedies available to the Employer shall be cumulative.  The existence of any claim, demand, action or cause of action of the Executive against the Employer shall not constitute a defense to the enforcement by the Employer of any of the covenants or agreements herein.

10. Severability.  The parties agree that each of the provisions included in this Agreement is separate, distinct and severable from the other provisions of this Agreement and that the invalidity or unenforceability of any Agreement provision shall not affect the validity or enforceability of any other provision of this Agreement.  Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between the provision and any applicable law or public policy, the provision shall be redrawn to make the provision consistent with, and valid and enforceable under, the law or public policy.

11.  No Set-Off by the Executive.  The existence of any claim, demand, action or cause of action by the Executive against the Employer whether predicated upon this Agreement or otherwise, shall constitute a defense to the enforcement by the Employer of any of its rights hereunder.

11. Notice.  All notices, requests, waivers and other communications required or permitted hereunder shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

If to the Employer:	CBC National Bank
1891 South 14th Street
Fernandina Beach, FL 32034
Attn: Chief Executive Officer

If to the Executive:	To the address most recently on file with the Employer

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.  All such notices, requests, waivers and other communications shall be deemed to have been effectively given:  (a) when personally delivered to the party to be notified; (b) when sent by confirmed facsimile to the party to be notified; (c) five (5) business days after deposit in the United States Mail postage prepaid by certified or registered mail with return receipt requested at any time other than during a general discontinuance of postal service due to strike, lockout, or otherwise (in which case such notice, request, waiver or other communication shall be effectively given upon receipt) and addressed to the party to be notified as set forth above; or (d) two (2) business days after deposit with a national overnight delivery service, postage prepaid, addressed to the party to be notified as set forth above with next-business-day delivery guaranteed. A party may change its or his notice address given above by giving the other party ten (10) days’ written notice of the new address in the manner set forth above.

13. Assignment.  The rights and obligations of the Employer under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Employer, as applicable, including without limitation, a purchaser of all or substantially all the assets of the Employer.  If the Agreement is assigned pursuant to the foregoing sentence, the assignment shall be by novation and the Employer shall have no further liability hereunder, and the successor or assign, as applicable, shall become the “Employer” hereunder but the Executive will not be deemed to have experienced a Termination by virtue of such assignment..  The Agreement is a personal contract and the rights and interest of the Executive may not be assigned by the Executive.  This Agreement shall inure to the benefit of and be enforceable by the Executive and the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

14. Waiver.  A waiver by one party to this Agreement of any breach of this Agreement by any other party to this Agreement shall not be effective unless in writing, and no waiver shall operate or be construed as a waiver of the same or another breach on a subsequent occasion.

15. Mediation.  If any dispute arises out of or relates to this Agreement, or a breach thereof, and if the dispute cannot be settled through direct discussions between the parties, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to any other process for resolving the dispute.

16. Applicable Law and Choice of Forum.  This Agreement shall be construed and enforced under and in accordance with the laws of the State of Florida.  The parties agree that any appropriate federal or state court located in or otherwise embracing Flagler County, Florida or federal court located in the Middle District of Florida shall have exclusive jurisdiction of any case or controversy arising under or in connection with this Agreement shall be a proper forum in which to adjudicate such case or controversy.  The parties consent and waive any objection to the jurisdiction or venue of such courts.

17. Interpretation.  Words importing any gender include all genders.  Words importing the singular form shall include the plural and vice versa.  The terms “herein,” “hereunder,” “hereby,” “hereto,” “hereof” and any similar terms refer to this Agreement.  Any captions, titles or headings preceding the text of any article, section or subsection herein are solely for convenience of reference and shall not constitute part of this Agreement or affect its meaning, construction or effect.

18. Entire Agreement.  This Agreement, together with that certain Retention Agreement between the parties of even date herewith, embodies the entire and final agreement of the parties on the subject matter stated in this Agreement.  No amendment or modification of this Agreement shall be valid or binding upon the Employer or the Executive unless made in writing and signed by all parties.  All prior understandings and agreements relating to the subject matter of this Agreement are hereby expressly terminated.

19. Rights of Third Parties.  Nothing herein expressed is intended to or shall be construed to confer upon or give to any person, firm or other entity, other than the parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.

20. Survival.  The obligations of the parties pursuant to Sections 3.10, 5 through 9, 15, 16, and 21, as applicable, shall survive the Executive’s Termination of Employment hereunder for the period designated under each of those respective sections.

21. Representation Regarding Restrictive Covenants.  The Executive represents that the Executive is not and will not become a party to any non-competition or non-solicitation agreement or any other agreement which would prohibit the Executive from entering into this Agreement or providing the services for the Employer contemplated by this Agreement on or after the Effective Date.  In the event the Executive is subject to any such agreement, this Agreement shall be rendered null and void and the Employer shall have no obligations to the Executive under this Agreement.

22. Attorneys’ Fees.  In the event that the parties have complied with this Agreement with respect to arbitration of disputes and litigation ensues between the parties concerning the enforcement of an arbitration award, the party(s) prevailing in such litigation shall be entitled to receive from the other party(s) all reasonable costs and expenses, including without limitation attorneys’ fees, incurred by the prevailing party(s) in connection with such litigation, and the other party(s) shall pay such costs and expenses to the prevailing party(s) promptly upon demand by the prevailing party(s); provided, however, that demand by the prevailing party shall be made no more than thirty (30) days following the final resolution of such litigation and the other party shall pay such costs and expenses to the prevailing party by the fifteenth (15th) day of the third (3rd) month following the final resolution of such litigation.

23. Section 409A.  It is the intent of the parties that any payment to which the Executive is entitled under this Agreement be exempt from Code Section 409A, to the maximum extent permitted under Code Section 409A. However, if any such amounts are considered to be “nonqualified deferred compensation” subject to Code Section 409A, such amounts shall be paid and provided in a manner, and at such time and form, as complies with the applicable requirements of Code Section 409A to avoid the unfavorable tax consequences provided therein for non-compliance. Neither the Executive nor the Employer shall intentionally take any action to accelerate or delay the payment of any amounts in any manner which would not be in compliance with Code Section 409A without the consent of the other party.  For purposes of this Agreement, all rights to payments shall be treated as rights to receive a series of separate payments to the fullest extent allowed by Code Section 409A. To the extent that some portion of the payments under this Agreement may be bifurcated and treated as exempt from Code Section 409A under the “short-term deferral” or “separation pay” exemptions, then such amounts may be so treated as exempt from Code Section 409A.

24. Definitions.  Whenever used in this Agreement, the following terms and their variant forms shall have the meanings set forth below:

(a)           “Affiliate” shall mean any entity which controls, is controlled by, or is under common control with another entity.  For this purpose, “control” means ownership of more than fifty percent (50%) of the ordinary voting power of the outstanding equity securities of an entity.

(b)           “Agreement” shall mean this Agreement and any exhibits incorporated herein together with any amendments hereto made in the manner described in this Agreement.

(c)           “Area” shall mean the geographic area of Marion, Alachua, and Sumter Counties, Florida. It is the express intent of the parties that the Area as defined herein is the area where the Executive performs services on behalf of the Employer under this Agreement as of the Effective Date.

(d)           “Board of Directors” shall mean the board of directors of the Employer and, where appropriate, includes any committee thereof or other designee.

(e)           “Business of the Employer” means, during the Executive’s employment, any line of trade or business conducted by the Employer as of the applicable date for which the Business of the Employer is being determined and, for any period following the Executive’s Termination of Employment, any line of trade or business conducted by the Employer during the employment of the Executive.

(f)           “Cause” shall mean:

(1)           a material breach of the terms of this Agreement by the Executive, including, without limitation, failure by the Executive to perform his duties and responsibilities in the manner and to the extent required under this Agreement, which remains uncured after the expiration of thirty (30) days following the delivery of written notice of such breach to the Executive by the Employer.  Such notice shall (i) specifically identify the duties that the Chief Executive Officer of the Employer believes the Executive has failed to perform, and (ii) state the facts upon which the Chief Executive Officer made such determination;

(2)           any act by the Executive of fraud, dishonesty, disloyalty, misappropriation, embezzlement, or similar conduct against the Employer;

(3)           arrest for, charged in relation to (by criminal information, indictment or otherwise), or conviction of the Executive during the Term of a crime involving breach of trust or moral turpitude or any felony;

(4)           willful insubordination or willful misconduct in the performance of, or gross inattention by the Executive to, the duties and responsibilities of the Executive’s position with the Employer;

(5)           the habitual and disabling use by the Executive of alcohol or drugs;

(6)           conduct by the Executive that amounts to gross and willful insubordination or inattention to his duties and responsibilities hereunder;

(7)           receipt of any form of notice, written or otherwise, that any regulatory agency having jurisdiction over the Employer intends to institute any form of formal or informal regulatory action against (i) the Executive or (ii) the Employer, provided that the Chief Executive Officer of the Employer determines in good faith that such action involves acts or omissions by the Executive or that termination of the Executive could materially advance the Employer’s compliance with the purpose of the action or would materially assist the Employer in avoiding or reducing the restrictions or adverse effect to the Employer related to the regulatory action;

(8)           except as contemplated by Section 1.3, the Executive being engaged (whether or not during normal business hours) in any other significant business or professional activity, whether or not such activity is pursued for gain, profit or other pecuniary advantage;

(9)           the Executive purchasing securities in any corporation that results in the Executive collectively owning beneficially at any time five percent (5%) or more of the equity securities of any Competing Business; or

(10)           Executive’s removal and/or permanent prohibition from participating in the conduct of the Employer’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the FDIA (12 U.S.C. 1818(e)(4) and (g)(1)).

(g)           “Change in Control” means a “change in the ownership of a corporation” or “a change in the ownership of a substantial portion of a corporation’s assets” within the meaning of Code Section 409A in each case to the extent occurring after the Effective Date, provided, however, that for purposes of determining a “substantial portion of the assets of a corporation,” “eighty-five percent (85%)” shall be used instead of “forty percent (40%).”  For purposes of the preceding sentence, “a corporation” refers to the Company.  Notwithstanding the foregoing, in the event of a merger, consolidation, reorganization, share exchange or other transaction as to which the holders of the capital stock of the Company before the transaction continue after the transaction to hold, directly or indirectly through a holding company or otherwise, shares of capital stock of the Company (or other surviving company) representing more than fifty percent (50%) of the value or ordinary voting power to elect directors of the capital stock of the Company (or other surviving company), such transaction shall not constitute a Change in Control, to the extent consistent with Code Section 409A.

(h)           “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(i)           “Company” shall mean Coastal Banking Company, Inc., a bank holding company incorporated under the laws of the State of South Carolina, or any successor thereto.

(j)           “Competing Business” shall mean any entity (other than the Employer and its Affiliates) that is conducting business that is the same or substantially the same as the Business of the Employer.

(k)           “Confidential Information” means data and information: (1) relating to the Business of the Employer, regardless of whether the data or information constitutes a Trade Secret; (2) disclosed to the Executive or of which the Executive became aware of as a consequence of the Executive’s relationship with the Employer and/or any Affiliates3) having the value to the Employer and/or Affiliates; (4) not generally known to competitors of the Employer and/or any Affiliates and gained through the Executives employment with Employer; and (5) which includes trade secrets, methods of operationnames of customers, price lists, financial information and projections, route books, personnel data, and similar information; provided, however, that such term shall not mean data or information (A) which has been voluntarily disclosed to the public by the Employer and/or any Affiliates, except where such public disclosure has been made by the Executive without authorization from the Employer and/or any Affiliates; (B) which has been independently developed and disclosed by others including Executive prior to entering into this Agreement; or (C) which has otherwise entered the public domain through lawful means.

(l)           “Determination Date” means (1) during the Executive’s employment, the date from which compliance with Section 7 is being determined and (2) following the Executive’s Termination of Employment, the date of the Executive’s Termination of Employment.

(m)           “Disability” shall mean that the Executive suffers from a physical or mental disability or infirmity which would constitute a disability under an accident and health plan maintained by the Employer that provides income replacement benefits or, if the Employer does not maintain such a plan, the Executive’s inability to perform the essential functions of the Executive’s job with or without reasonable accommodation as a result of a physical or mental disability or infirmity which can be expected to last for a continuous period of not less than twelve (12) months.

(n)           “Disability Period” means the period beginning on the date the Chief Executive Officer of the Employer determines that the Executive is subject to a condition that constitutes a Disability and ending on either the date that is three (3) months after such determination or the date the Executive begins receiving income replacement benefits under any accident or health plan maintained by the Employer, whichever occurs first.

(o)           “Employer Information” means Confidential Information and Trade Secrets.

(p)           “Material Contact” means the contact between the Executive and each customer or potential customer: (1) with whom or which the Executive dealt on behalf of the Employer and/or any Affiliates; (2) whose dealings with the Employer and/or any Affiliates were coordinated or supervised by the Executive; (3) about whom the Executive obtained Confidential Information in the ordinary course of business as a result of such Executive’s association with the Employer and/or any Affiliates; or (4) who receives products or services authorized by the Employer and/or any Affiliates, the sale or provision of which results or resulted in compensation, commissions, or earnings for the Executive, in each of the foregoing instances within two years to the Determination Date.

(q)           “Post-Termination Period” shall mean (1) twelve (12) months following the effective date of the Executive’s Termination of Employment with respect to Marion and Sumter Counties, Florida and (2) three (3) months following the effective date of the Executive’s Termination of Employment with respect to Alachua County, Florida.

 (r)           “Termination of Employment” shall mean a termination of the Executive’s employment where either (1) the Executive has ceased to perform any services for the Employer and all affiliated companies that, together with the Employer, constitute the “service recipient” within the meaning of Code Section 409A and the regulations thereunder (collectively, the “Service Recipient”) or (2) the level of bona fide services the Executive performs for the Service Recipient after a given date (whether as an employee or as an independent contractor) permanently decreases (excluding a decrease as a result of military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Executive retains a right to reemployment with the Service Recipient under an applicable statute or by contract) to no more than twenty percent (20%) of the average level of bona fide services performed for the Service Recipient (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of service if the Executive has been providing services to the Service Recipient for less than 36 months).

(s)           “Trade Secrets” means Employer or Affiliate information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which :

(1)           derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and

(2)           is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

[Signatures Follow on Next Page]

IN WITNESS WHEREOF, the Employer and the Executive have executed and delivered this Agreement as of the date first shown above.

CBC National Bank:

By:	/s/ Charles K. Wagner
Signature

Charles K. Wagner
Print Name

President
Title

Executive:

/s/ Adam Woods
Adam Woods